UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                              DANIEL GREEN COMPANY
                                (Name of Issuer)

                          COMMON STOCK, $2.50 PAR VALUE
                         (Title of Class of Securities)

                                    392775102
                                 (CUSIP Number)

                                December 31, 1997
             (Date of Event which Requires Filing of this Statement)


Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G



CUSIP No. 392775102                                            Page 2 of 5 Pages
-------------------                                            -----------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Retirement Committee of the Daniel Green Company Retirement Savings Partnership Plan
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

3          SEC USE ONLY


4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts
                            5          SOLE VOTING POWER
         NUMBER OF
          SHARES                       0
       BENEFICIALLY         6          SHARED VOTING POWER
         OWNED BY
           EACH                        186,437
         REPORTING          7          SOLE DISPOSITIVE POWER
          PERSON
           WITH                        0
                            8          SHARED DISPOSITIVE POWER

                                       186,437
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           186,437
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*                                                           |_|

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           11.0%
12         TYPE OF REPORTING PERSON*

           EP
---------- ---------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G



CUSIP No. 392775102                                            Page 3 of 5 Pages
-------------------                                            -----------------



Item 1(a).  Name of Issuer:

         Daniel Green Company.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         One Main Street, Dolgeville, New York 13329.

Item 2(a).  Name of Person Filing:

         Retirement Committee of the Daniel Green Company Retirement Savings Partnership Plan (the "Plan").

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         One Main Street, Dolgeville, New York 13329.

Item 2(c).  Citizenship:

         Massachusetts

Item 2(d).  Title of Class of Securities:

         Common Stock, par value $2.50 per share.

Item 2(e).  Cusip Number:

         392775102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a). [  ]  Broker of Dealer registered under section 15 of the act;
(b). [  ]  Bank as defined in Section 3(a)(6) of the Act;
(c). [  ]  Insurance Company as defined in Section 3(a)(19) of the Act
(d). [  ]  Investment Company registered under Section * of the Investment
           Company Act;
(e). [  ]  Investment Advisor registered under Section 203 of the Investment
           Advisers Act of 1940;
(f). [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974, or Endowment Fund;

                                  SCHEDULE 13G



CUSIP No. 392775102                                            Page 4 of 5 Pages
-------------------                                            -----------------



(g). [  ]  Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);
(h). [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.          Ownership

(a).  Amount beneficially owned:    186,437
(b)   Percent of class:       11%
(c)   Number of shares as to which such person has:
         (i)   Sole power to vote or direct the vote ________
         (ii)  Shared power to vote or direct the vote  186,437
         (iii) Sole power to dispose or to direct the disposition of _______
         (iv)  Shared power to dispose or to direct the disposition of 186,437

Item 5.           Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

         Exeter Trust Company (the "Trustee") holds the shares as non-discretionary trustee of the Plan. As respects the voting of the shares held by the Trustee, the Retirement Committee directs the voting of both allocated and unallocated shares in the plan.

         The Retirement Committee may dispose of the shares in the Plan only in accordance with the terms of the Plan and its fiduciary obligations under ERISA

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.           Identification and Classification of Members of the Group.

         Not Applicable

Item 9.           Notice of Dissolution of Group.

         Not Applicable

Item 10.          Certification

                                  SCHEDULE 13G



CUSIP No. 392775102                                            Page 5 of 5 Pages
-------------------                                            -----------------


         By signing below, I certify that, to the best of my knowledge and belief the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    RETIREMENT COMMITTEE OF THE DANIEL GREEN
                                    COMPANY RETIREMENT SAVINGS PARTNERSHIP PLAN



                                         /s/ Stanley W. Kabot
                                         Stanley W. Kabot, Committee Member


Date: January 9, 1998